Exhibit 99.1

For Immediate Release

Contact:
WSP Holdings Limited	CCG Investor Relations, Inc.
Mr. Thi Yip Kok, Chief Financial Officer	Mr. Crocker Coulson, President
Phone: +86-510-8536-0401	Phone: +1-646-213-1915 (New York)
http://www.wsphl.com	http://www.ccgir.com
E-mail: info@wsphl.com	E-mail: crocker.coulson@ccgir.com

WSP Holdings to Invest Over $71 Million in a New Manufacturing and Sales Facility in Xinjiang

Wuxi, China, October 23, 2008 — WSP Holdings Limited (NYSE: WH) (“WSP Holdings” or the “Company”), a leading Chinese manufacturer of API (American Petroleum Institute) and non-API seamless casing, tubing and drill pipes used in oil and natural gas exploration, drilling and extraction (“Oil Country Tubular Goods” or “OCTG”), and other pipes and connectors, today announced that it established a new wholly-owned subsidiary, Bazhou Seamless Oil Pipes Company Limited (“Bazhou Seamless”), to build and operate a new manufacturing and sales facility in Kuerler, Xinjiang Autonomous Region, China.

Bazhou Seamless was incorporated in October 2008 with RMB100 million (about $14.3 million) in registered capital. Through Bazhou Seamless, WSP Holdings will build a manufacturing and sales facility with OCTG pipe finishing capacity of 500,000 metric tons per year. About half of the new facility’s OCTG pipe finishing capacity is expected to be used to manufacture high-end API products. OCTG pipe finishing for API and non-API products is expected to start in the first half of 2010. The total investment needed to construct this facility is currently estimated to be RMB500 million (about $71.4 million).

Bazhou Seamless’s facility will be strategically located, with proximity to major oilfields in the central and western China, as well as oil-rich Russia and Central Asia. Sales of Bazhou Seamless’ high-end OCTG products will target oilfields in central and western China, including oilfields operated by PetroChina and other major Chinese oil companies, as well as oilfields in Russia, Turkmenistan, Kazakhstan, Uzbekistan and other major oil and gas exploration countries in the neighboring region. In addition, Xinjiang has abundance of natural resources, including iron ore, coal and natural gas.

“The Bazhou Seamless project is an essential part of our ‘T-form’ development strategy to expand our OCTG production capacities through vertical integration. We are building a new facility to manufacture our products closer to our customers’ oilfields, which will lower our manufacturing and transportation costs.  Our new sales office will also help us to develop closer relationships with customers,” said Mr. Longhua Piao, Chairman and CEO of WSP Holdings. “When successfully completed, we expect that our new manufacturing capabilities and post-sales services will lead to increased market shares for our high-end OCTG products in central and western China, Russia and Central Asia.”

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About WSP Holdings Limited

WSP Holdings develops and manufactures seamless Oil Country Tubular Goods (OCTG), including seamless casing, tubing and drill pipes used for on-shore and off-shore oil and gas exploration, drilling and extraction, and other pipes and connectors. Founded as WSP China in 1999, the Company offers a wide range of API and non-API seamless OCTG products, including products that are used in extreme drilling and extraction conditions. The Company’s products are used in China’s major oilfields and are exported to oil producing regions throughout the world.

Safe Harbor Statements

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors include, but are not limited to, the Company’s ability to develop and market new products, the ability to access capital for expansion, changes from anticipated levels of sales, changes in national or regional economic and competitive conditions, changes in relationships with customers, changes in principal product profits and other factors detailed from time to time in the Company’s filings with the United States Securities and Exchange Commission and other regulatory authorities. The Company undertakes no obligation to update or revise to the public any forward-looking statements, whether as a result of new information, future events or otherwise. This press release was developed by WSP Holdings, and is intended solely for informational purposes and is not to be construed as an offer or solicitation of an offer to buy or sell the Company’s stock. This press release is based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by WSP Holdings to be accurate, nor does WSP Holdings purport it to be complete. Opinions expressed herein are those of management as of the date of publication and are subject to change without notice.

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